UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: _____________

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

DRINKS AMERICAS HOLDING, LTD

Full name of registrant:

GOURMET GROUP, INC.

Former name if applicable:

372 DANBURY ROAD, SUITE 163

Address of principal executive office (Street and number):

WILTON, CT 06897

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)
________
The Company’s quarterly Report on Form 10-Q for the quarter ended January 31, 2009 cannot be filed with the Securities and Exchange Commission on a timely bases without unreasonable effort or expense due to complex accounting issues. The Company anticipates filing such quarterly Report on Form 10-Q on or before March 23, 2009.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Daub, CHIEF FINANCIAL OFFICER	(203)	762-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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DRINKS AMERICAS HOLDINGS, LTD

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/16/2009	By:	/S/ JEFFREY DAUB
JEFFREY DAUB
CHIEF FINANCIAL OFFICER

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized  representative. The name and title of the person signing the form shall be typed or printed  beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.